November 14, 2016

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-0303

Attention: Christina Chalk, Senior Special Counsel

Re:	Telecom Argentina, S.A. Amendment No. 6 to Schedule TO/13E-3 Filed October 31, 2016 by Fintech Telecom, LLC., et al. File No. 005-49901

Dear Ms. Chalk:

On behalf of our clients, Fintech Telecom, LLC (“FTL”), Fintech Advisory Inc. (“FAI”) and David Martínez (together with FTL and FAI, the “Filing Persons”), we have set forth below the response of the Filing Persons to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated November 8, 2016.  For ease of reference, the text of the Staff’s comment is set forth in full in this letter in bold and our response is immediately below.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit (a)(1)(i) to combined Schedule TO and Schedule 13E-3, initially filed by the Filing Persons on July 22, 2016 (as amended).

Division of Corporate Finance

November 14, 2016

General

1.              We note that the Argentine Offer expired on November 4, 2016, but the U.S. Offer does not expire until November 23, 2016. Please explain the reason for the disparity in the expiration dates of the Argentine and U.S. Offers, particularly in light of the disclosure in the initial offer document to the effect that the Bidder does not intend to extend the Expiration Date of the U.S. Offer to a date later than the expiration of the Argentine Offer. Tell us whether the shareholders who have tendered in the Argentine Offer have been paid, and outline the conditions to the U.S. Offer that remain outstanding, such that it may not close despite the consummation of the Argentine Offer.  Finally, provide your analysis as to how this revised offer structure complies with the requirement to conduct the U.S. Offer on terms “at least as favorable” as those provided to foreign holders. See Rule 14d-1(d)(2)(ii). We may have further comments after reviewing your response.

In response to the Staff’s comment, the Filing Persons respectfully make reference to the disclosure in the Offer to Purchase regarding withholding for Argentine capital gains tax in respect of Securities tendered by holders who are not Argentine residents for Argentine tax purposes (“Foreign Beneficiaries”) (see pages 60-61 of the Offer to Purchase).  In accordance with Argentine law, the Bidders are required to withhold 13.5% of the Offer Price payable to any Foreign Beneficiary tendering Securities in the U.S. Offer. Argentine law permits Foreign Beneficiaries to be subject to a 15% withholding rate that is applied only to such Foreign Beneficiary’s Net Gain from the Offer Price payable to the Foreign Beneficiary (such rate, the “Alternative Withholding Rate”), instead of the default rate of 13.5% of the total Offer Price, so long as such Foreign Beneficiary delivers a valid Tax Cost Certificate to the Bidders.  Under the terms of the U.S. Offer, the Tax Cost Certificate is required to be received by the U.S. Receiving Agent no later than five business days prior to the Expiration Date.  No withholding for Argentine capital gains tax is required for (i) Argentine resident holders tendering into the U.S. Offer or (ii) any Argentine resident holder tendering into the Argentine Offer.

Following the launch of the U.S. Offer, the Filing Persons received a large number of inquiries from holders in connection with the Argentine law requirements for completion of the Tax Cost Certificate, which include, among others, a notarization and apostille process, certification by a certified public accounting firm and delivery of certified supporting documentation evidencing the tax basis of the Securities tendered (see page 45 of the Offer to Purchase).  The regulations relating to withholding of Argentine capital gains tax are relatively new in Argentina, and the Filing Persons believe that the U.S. Offer and the tender offer launched in October 2016 for the securities of Petrobras Argentina are the first international tender offers in respect of Argentine securities that incorporate the right of a Foreign Beneficiary to submit a Tax Cost Certificate and be subject to the Alternative Withholding Rate.  As a result, many holders of TEO’s Class B Shares and ADSs were unfamiliar with the Tax Cost Certificate and asked for extensions in order to properly complete it.  Several holders noted that their decision to tender depended on whether they had sufficient time to put together a valid Tax Cost Certificate meeting Argentine law requirements and suggested that a short offer period, coupled with the complicated requirements for completion of the Tax Cost Certificate, described above, did not give U.S. investors a meaningful opportunity to participate in the U.S. Offer.

Division of Corporate Finance

November 14, 2016

In response to such concerns received from U.S. holders and other Foreign Beneficiaries, and in order to encourage participation in the U.S. Offer, the Filing Persons took the following actions in connection with the U.S. Offer:

•                  On October 5, 2016, the Filing Persons announced the first extension of the Expiration Date to October 28, 2016 in order to provide more time for holders to complete the Tax Cost Certificate.  The Argentine Offer was also extended to allow both Offers to expire simultaneously.

•                  On October 21, 2016, the Filing Persons announced (i) an investors call to answer questions from holders on the Tax Cost Certificate and (ii) a second extension of the Expiration Date for the U.S. Offer to November 11, 2016.  Argentine local counsel to the Filing Persons contacted the board of directors of the Argentine Securities Commission or Comisión Nacional de Valores (the “CNV”) to request a concurrent extension of the Argentine Offer to allow both Offers to expire simultaneously, but the CNV only permitted a one-week extension of the Argentine Offer to November 4, 2016, with no option for an additional extension.

•                  On October 24, 2016, the Filing Persons issued answers to frequently asked questions (“FAQs”) on the Tax Cost Certificate.

•                  On October 26, 2016, the Filing Persons held an investors call to answer questions from holders regarding the Tax Cost Certificate. Promptly after the investors call, the Filing Persons filed the written transcript of the investors call as Amendment No. 5 to the combined Schedule TO and Schedule 13E-3 and made available to investors a telephonic replay of the call for approximately three business days.

•                  On October 28, 2016, following several requests from holders, the Filing Persons announced a pre-review process of the Tax Cost Certificate in a second set of answers to additional FAQs, as well as a third extension of the Expiration Date to November 23, 2016, in order to accommodate a timeline that would allow holders sufficient time to cure deficiencies in any draft Tax Cost Certificate.

In advance of the first two extensions of the U.S. Offer, the Filing Persons requested concurrent extensions of the Argentine Offer to have the Argentine Offer and the U.S. Offer  expire simultaneously.  The CNV granted the first request to extend the Argentine Offer to October 28, 2016, which was within the timeframe permitted under Argentine tender offer regulations.  However, the CNV only partially granted the second request to extend the Argentine Offer to November 11, 2016 (allowing a one-week extension to November 4, 2016, the maximum timeframe permitted under Argentine tender offer regulations). The CNV approved only a five-business day extension on the basis that Argentine law specifically restricts the offer period during which a tender offer may remain open to 20 to 30 business day plus an additional period of five to10 business days.  After the first extension, the Argentine Offer had already been open for all but five business days of the maximum tender offer period permitted under Argentine regulations.

Division of Corporate Finance

November 14, 2016

The Filing Persons believe that the revised timeline of the Offers complies with the requirement under Rule 14d-1(d)(2)(ii) to conduct the U.S. Offer on terms “at least as favorable” as those provided to holders participating in the Argentine Offer.  The Argentine Offer was primarily directed to Argentine residents who were not subject to a withholding tax and did not need to provide a Tax Cost Certificate.  Because Argentine law does not require capital gains tax withholding for Argentine residents, the additional procedural steps to complete and submit a valid Tax Cost Certificate in order to qualify for the Alternative Withholding Rate only affect holders tendering into the U.S. Offer.  By extending the Expiration Date of the U.S. Offer and providing additional information and assistance to Foreign Beneficiaries wishing to qualify for the Alternative Withholding Rate, the Filing Persons gave such holders terms “at least as favorable” as those of the Argentine Offer.  In the view of the Filing Persons a longer offer period was required in the U.S. Offer in order to offset the additional procedural requirements related to Argentine capital gains tax withholding, so that U.S. holders could avoid being penalized by the default withholding rate of 13.5% of the Offer Price and instead benefit from the more favorable Alternative Withholding Rate of 15% of the net gain of each individual holder.  In particular, the Filing Persons note that if they had not extended the U.S. Offer to November 23, 2016, they understand that many holders that desired to participate in the U.S. Offer would have been unwilling to participate because of the economic penalty imposed by the default withholding rate, or would have participated on terms that would have been effectively substantially more disadvantageous.

The Filing Persons respectfully advise the Staff that holders who tendered their Securities in the Argentine Offer, which represented only 2.64% of the total outstanding Class B shares of TEO (excluding treasury shares), were paid by November 14, 2016 in accordance with Argentine law. The Filing Persons understand that this settlement date could not be postponed under Argentine law.1

The Filing Persons respectfully refer the Staff to page 79 of the Offer to Purchase where the Conditions to the U.S. Offer are listed.  As of the date of this letter, the only Conditions to the U.S. Offer that remain outstanding are regulatory in nature2, and based on their current knowledge, the Filing Person do not expect these Conditions to be invoked to terminate the U.S. Offers.

1  The Filing Persons acknowledge that because the Argentine Offer expired prior to the U.S. Offer, participants in the Argentine Offer received payment for their securities approximately 12 business days prior to participants in the U.S. Offer.  The Filing Persons respectfully submit that this difference in timing is not material, particularly given the small number of holders that participated in the Argentine Offer and also when compared to the economic penalty on holders participating in the U.S. Offer that would be applicable as a result of the imposition of the default withholding rate.  The Filing Persons were advised by Argentine counsel that it was not possible to delay settlement of the Argentine Offer to match the timing of settlement of the U.S. Offer.  Nevertheless, the Filing Persons note that the disparity between the settlement dates for the Offers is expected to be no greater than 12 business days such that both Offers will continue to be substantially concurrent offers.

2  The conditions are that (i) the making of the Offers, or the development of the process or procedures thereof, shall not be partially or wholly prevented or obstructed by any action, order, decision or other measure issued by any government or governmental, regulatory or administrative agency or authority or tribunal or other judicial authority of competent jurisdiction, and (ii) there has been no rejection of the Transaction by the CNDC or condition or conditions imposed thereon that is or are unfavorable to TEO, the Bidders, any of their respective affiliates or entities controlling, controlled by or subject to common control with, the Bidders.

Division of Corporate Finance

November 14, 2016

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Please contact  me at (212) 225-2704 or via email if you have any other questions or concerns regarding this matter.

Very truly yours,

By:	/s/ Adam Brenneman
Adam Brenneman

cc:	Julio R. Rodriguez, Jr., Fintech Telecom, LLC
Mary Connell Lifton, Esq., Fintech Telecom, LLC